UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 20, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rotech Healthcare, Inc.

File No. 000-50940 - CF#29236

_____

Rotech Healthcare, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on January 16, 2013, as amended on January 18, 2013 and May 15, 2013.

Based on representations by Rotech Healthcare, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.1   through April 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel